Exhibit 99.1

Franklin Bank Corp. Announces Definitive Agreement for Elgin Bank of Texas

HOUSTON, January 27, 2005 /PRNewswire-FirstCall/ — Franklin Bank Corp. (Franklin) (Nasdaq: FBTX) announced the signing of a definitive agreement to acquire Elgin Bank of Texas (Elgin), a privately held Texas state bank that operates three banking offices in Bastrop County, Texas. Elgin will be a valuable addition to the “Franklin Family of Community Banks”, bolstering its presence in the Central Texas market.

“We are dedicated through the merger with Elgin to continue to serve the community and our customers with personal attention and integrity in Central Texas,” said Anthony Nocella, president and chief executive officer of Franklin Bank.

Mike Davis, president and chief executive officer of Elgin, said “Community banking is about supporting the needs of businesses and consumers through great products and outstanding personal service, in a way that no out of state bank can. We are extremely pleased to partner with Franklin Bank. As part of the ‘Franklin Family of Community Banks’, we will have greater recognition, visibility and financial flexibility with which to serve our customers, employees and communities.”

Under the terms of the merger agreement, which was approved by both companies’ boards of directors, shareholders of Elgin would receive aggregate consideration estimated at approximately $23.4 million, fifty percent in cash and fifty percent in shares of Franklin common stock. The transaction is expected to be tax free to Elgin shareholders to the extent they receive shares of Franklin stock. Franklin expects to complete the transaction, which is subject to approval by the shareholders of Elgin, regulatory approvals and other conditions set forth in the merger agreement, in the second quarter of 2005. As of September 30, 2004, Elgin had approximately $82.8 million in assets, $71.8 million in deposits and $10.5 million in stockholders’ equity.

Franklin is engaged in community banking in Central and East Texas. Franklin Bank operates 23 community banking offices throughout

Texas, 14 in the East Texas market and 8 in the Central Texas market. For more information, please go to http://www.bankfranklin.com. Franklin Bank is FDIC insured and an equal housing lender.

Forward-Looking Statements

     This announcement includes forward-looking statements. These forward-looking statements include comments with respect to our goals, objectives, expectations, and strategies, and the results of our operations and our business. However, by their nature, these forward-looking statements involve numerous assumptions, uncertainties and opportunities, both general and specific. The risk exists that these statements may not be fulfilled. We caution readers not to place undue reliance on these forward-looking statements as a number of factors could cause future company results to differ materially from these statements.

     Forward-looking statements regarding the expected benefits of the transaction are subject to the following risks: that expected benefits will not be achieved; that revenues following the acquisition will be lower than expected; that the businesses will not be integrated successfully; that merger costs will be greater than expected; the inability to identify, develop and achieve success for new products and services; increased competition and its effect on the combined company; the general economic conditions, either nationally or in the states in which the combined companies will be doing business, will be less favorable than expected; the general risks associated with the companies’ business; and that legislation or regulatory changes adversely affect the businesses in which the combined companies would be engaged.

     Forward-looking statements may also be influenced by factors such as fluctuations in interest rates and stock indices, the effects of competition in the areas in which we operate, and changes in economic, political, regulatory, and technological conditions. Other specific risks include the following: potential inability to successfully implement our growth business strategy; the integration of businesses we may acquire; our limited operating history; the potential unavailability of external financing; our reliance on brokered deposits; the geographic concentration of our business, commercial real estate and consumer loan portfolios, including our significant concentration in California; the potential unavailability of single family loans for bulk purchase; the portion of our single family loan portfolio that is less than one year old; fraud and negligence by loan applicants and others with whom we do business; credit risk associated with our smaller borrowers in our mortgage banker finance operation; the effect of changes in the extensive regulatory scheme to which we are subject; our allowance for credit losses may be insufficient to cover actual losses; interruption in or breach of our information systems; the potential inability to obtain the third party information services on which we rely; and environmental risks associated with foreclosure on real estate properties.

     We caution that the foregoing lists are not exhaustive. Investors should carefully consider the aforementioned risks and factors as well as other uncertainties and events.

Additional Information and Where to Find It

     Franklin intends to file a registration statement on Form S-4 containing a prospectus relating to the shares of Franklin common stock to be issued in the merger. This prospectus will include the proxy statement of Elgin relating to the meeting of its shareholders to be called to vote on the merger. Investors and security holders are urged to read the registration statement, including the prospectus/proxy statement that will be a part of the registration statement, when it becomes available because it will contain important information about the merger transaction. The final prospectus/proxy statement will be mailed to shareholders of Elgin. Investors and security holders will be able to obtain free copies of these documents (when they are available) and other documents filed by Franklin with the SEC at the SEC’s web site at www.sec.gov, from Franklin Investor Relations by a request directed to Franklin Bank Corp. — Investor Relations, 9800 Richmond Avenue, Suite 680, Houston, Texas 77042 or by calling (713) 339-8999.